UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): October 5, 2016

THE PROCTER & GAMBLE COMPANY

(Exact Name of Registrant as Specified in Charter)

Ohio	1-434	31-0411980
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Procter & Gamble Plaza, Cincinnati, Ohio		45202
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (513) 983-1100

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On October 5, 2016, The Procter & Gamble Company (“P&G”), an Ohio corporation, issued a press release announcing the final proration factor of 15.0123% for its exchange offer in connection with the separation of P&G’s global fine fragrances, salon professional, cosmetics and retail hair color businesses, along with select hair styling brands (collectively, “P&G Beauty Brands”). A total of 690,798,524 shares of P&G common stock were validly tendered in exchange for 409,726,299 shares of common stock of Galleria Co., the corporation formed to hold P&G Beauty Brands, other than specified excluded brands. The exchange offer successfully closed on September 30, 2016.

A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01 Financial Statements and Exhibits.

(d)	The following exhibit is being filed with this Current Report on Form 8-K.

Exhibit Number	Description

99.1	Press Release by The Procter & Gamble Company dated October 5, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PROCTER & GAMBLE COMPANY

By:	/s/ Susan S. Whaley
Susan S. Whaley
Assistant Secretary

October 5, 2016

Exhibit Index

Exhibit Number	Document

99.1	Press Release by The Procter & Gamble Company dated October 5, 2016.

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